

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2023

Wang Min
Chief Executive Officer
YCQH Agricultural Technology Co. Ltd
No. 1104, Ren Min Nan Road No. 45
Wuhou District, Chengdu,
Sichuan Province, China 610000

Re: **YCQH Agricultural Technology Co. Ltd**
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 30, 2023
File No. 333-252500

Dear Wang Min:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 15

1. Please amend your Form 10-K to provide an audit report that addresses the financial statements for both of the years included in the filing.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Industrial Applications and
                                            Services